SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 1999

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________ to __________

Commission File Number 0-12216

          A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLD KENT THRIFT PLAN

          B.    Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

OLD KENT FINANCIAL CORPORATION
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503

REQUIRED INFORMATION

(a)	The following financial statements and schedules are filed as part of this report:

Report of Independent Public Accountants
Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1999 and 1998
Notes to Financial Statements
Schedule of Assets Held for Investment Purposes at end of year

(b)	The following exhibits are filed as part of this report:

Exhibit 23 Consent of Independent Public Accountants

[Arthur Andersen logo]

OLD KENT THRIFT PLAN

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 1999 AND 1998

TOGETHER WITH REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS

OLD KENT THRIFT PLAN

INDEX TO THE FINANCIAL STATEMENTS

AND SCHEDULES
Page

Report of Independent Public Accountants	5

Statement of Net Assets Available for Benefits as of December 31, 1999 and 1998	6

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1999 and 1998	7

Notes to Financial Statements	8-13

Schedule of Assets Held for Investment Purposes At End of Year	14

[Arthur Andersen logo]

Report of Independent Public Accountants

To the Plan Administrator of the
Old Kent Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the OLD KENT THRIFT PLAN as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Arthur Andersen LLP
Chicago, Illinois,
   June 5, 2000.

OLD KENT THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

ASSETS	1999	1998

Investments, at fair value:
Collective investment funds	$80,192,808	$-
Mutual funds	29,541,178	88,854,120
Securities of Employer	131,918,391	165,215,011
Notes receivable from participants	3,804,371	2,369,653
Total investments	245,456,748	256,438,784
Cash	447,735	87,670
Net assets available for benefits	$245,904,483	$256,526,454

The accompanying notes to financial statements are an integral part of this statement.

OLD KENT THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31,

	1999	1998
Investment income, net: Dividends	$5,138,095	$8,179,477
Interest	1,230,493	1,278,379
Net appreciation (depreciation) of investments	(28,925,248)	28,680,567
Total investment income (loss), net	(22,556,660)	38,138,423

Contributions: Participants	21,915,974	18,627,030
Employer	5,725,072	5,358,613
Total contributions	27,641,046	23,985,643

Net loan transactions	54,837	26,812

Transfers from other plans (Note 7)	6,205,317	2,945,564

Withdrawals, net of forfeitures	(21,966,511)	(14,453,113)
Change in net assets available for benefits	(10,621,971)	50,643,329

Net assets available for benefits, beginning of year	256,526,454	205,883,125

Net assets available for benefits, end of year	$245,904,483	$256,526,454

The accompanying notes to financial statements are an integral part of this statement.

OLD KENT THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

(1)    ACCOUNTING AND REPORTING POLICIES

The financial statements of the Old Kent Thrift Plan (the "Plan") are presented on the accrual basis of accounting. Investments are stated at their fair value based upon market quotes, where applicable. Investments for which a quote is not available are stated at fair value as determined by Old Kent Bank (a subsidiary of Old Kent Financial Corporation and the Plan's trustee).

Conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements.

Certain reclassifications have been made to prior period's financial statements to place them on a basis comparable with the current period's financial statements.

(2)    SUMMARY OF THE PLAN

The Old Kent Thrift Plan is a defined contribution plan which covers substantially all employees of Old Kent Financial Corporation (the "Employer" and "Plan Sponsor") and subsidiaries. The Plan is a savings investment program which also provides for retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plan is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

Participation in the Plan is open to all employees (except temporary on-call, peak-time and leased employees) of Old Kent Financial Corporation and its subsidiaries that have adopted the Plan. Eligible employees who are 18 years of age and have completed thirty days of service are eligible to participate in the Plan immediately following such period.

OLD KENT THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

Employees may make contributions ranging from 1% to 16% of their compensation, as defined in the Plan. The Employer may contribute amounts which equal up to 50% of the participants' contributions, not to exceed 3% of participants' compensation, along with additional discretionary contributions.

The contributions are transferred on a pay-by-pay basis by the Employer to the Trustee. The contributions are invested as specified by the employee in the investment funds described in Note 3.

Participants have a nonforfeitable right to their contributions and any earnings thereon, including earnings on employer matching contributions. Matching contributions by the Employer generally become vested after five years of service with the Employer.

Individual accounts are maintained for each participant to reflect the participants' contributions, the employer contributions, and investment earnings. Investment earnings are allocated based on each participant's relative account balance within the respective fund. During their employment, employees may make withdrawals or borrow funds from their accounts, subject to the terms set forth in the Plan.

Upon retirement, termination, death or disability, the employee's contributions and earnings and the vested portion of the related employer contributions and earnings will be distributed to the employee in a lump sum. Employees may elect to defer distribution if the vested portion exceeds $5,000.

A participant forfeits any employer contributions in their account that are not vested on the date of request for withdrawal. Forfeited amounts are applied to reduce the amount of matching employer contributions.

Each participant is entitled to exercise voting rights attributable to Old Kent Financial Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

Although not required to do so, all expenses of administering the Plan are paid by the Employer, with the exception of expenses incurred in connection with the purchase and sale of the Plan's investment securities which are offset against the income of the Plan.

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of termination of the Plan, the accounts of each participant will become fully vested. Upon such termination and after payment of expenses, the participants will be entitled to receive the vested balances in their accounts.

OLD KENT THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of termination of the Plan, the accounts of each participant will become fully vested. Upon such termination and after payment of expenses, the participants will be entitled to receive the vested balances in their accounts.

(3)    INVESTMENT OPTIONS

Participating employees may elect to invest their contributions in the following investment funds:

Old Kent Balanced Fund consists of high quality debt obligations, including money market instruments, and notes and bonds of domestic corporations, the United States Treasury and federal agencies and a number of stocks or securities convertible into common stocks.

Old Kent Global Equity Fund consists of a number of stocks or securities convertible into common stocks.

Kent Money Market Fund consists of short-term securities of the United States Government or any agency thereof, prime grade commercial paper, certificates of deposit, commingled funds consisting of similar assets maintained by the Trustee, passbook savings accounts, money market mutual funds, time certificates, savings receipts, and other similar assets as the Trustee may determine at its discretion.

Kent Intermediate Bond Fund consists of high quality debt obligations with maturities less than 10 years, including money market instruments, and notes and bonds of domestic corporations, the United States Treasury and federal agencies.

Kent Index Equity Fund consists of equity securities of companies which represent the industries comprising the S&P 500.

Kent Short-Term Bond Fund consists of high quality debt obligations with maturities less than three years, including money market instruments, and notes and bonds of domestic corporations, the United States Treasury and federal agencies. In July 1999, this fund was eliminated as an investment option.

OLD KENT THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

OKFC Common Stock Fund consists of shares of common stock of Old Kent Financial Corporation.

Notes receivable from participants consist of the outstanding balances of participant loans. Participants cannot elect this as an investment option.

(4)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
	December 31,
	1999	1998
Net assets available for benefits per the financial statements	$245,904,483	$256,526,454
Amounts allocated to withdrawing participants	-	(2,559,294)
Net assets available for benefits per the Form 5500	$245,904,483	$253,967,160

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
Year Ended December 31, 1999
Benefits paid to participants per the financial statements	$21,966,511
Add: Amounts allocated to withdrawing participants at December 31, 1999	-
Less: Amounts allocated to withdrawing participants at December 31, 1998	(2,559,294)
Benefits paid to participants per the Form 5500	$19,407,217

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

OLD KENT THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

(5)    INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, are as follows:
	1999	1998
Old Kent Balanced Fund	$22,436,432	$-
Old Kent Global Equity Fund	57,756,376	-
Kent Money Market Fund	23,694,807	18,585,488

Kent Growth and Income Fund	-	20,758,682
Kent Small Company Growth Fund	-	18,196,863
Kent International Growth Fund	-	13,117,310
Old Kent Financial Corporation Common Stock	131,918,391	165,215,011

(6)    NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

The following table summarizes the net appreciation in fair value by investment (including investments purchased and sold, as well as those held during the year) for the years ended December 31:
	1999	1998
Securities of Employer	$(40,851,646)	$26,465,161
Collective investment funds	19,942,167	-
Mutual funds	(8,015,769)	2,215,406
	$(28,925,248)	$28,680,567

(7)    TRANSFERS FROM OTHER PLANS

In October 1998, Old Kent Financial Corporation acquired First Evergreen Corporation. In accordance with the terms of the acquisition, on April 30, 1999, the assets of the First Evergreen Corporation Profit Sharing Retirement Plan were transferred into the Old Kent Thrift Plan.

In September 1997, Old Kent Financial Corporation acquired Grand Rapids Holland Insurance Agency, Inc. (GRH). In accordance with the terms of the acquisition, on October 19, 1999, the assets of the GRH Employees' Investment Plan were transferred into the Old Kent Thrift Plan.

OLD KENT THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

In January 1997, Old Kent Financial Corporation acquired Seaway Financial Corporation. In accordance with the terms of the acquisition, on January 21, 1998, the assets of the Seaway Financial Corporation Employee Pension Plan and 401(K) Plan were transferred into the Old Kent Thrift Plan.

In January 1996, Old Kent Financial Corporation acquired Republic Mortgage Corporation (RMC). In accordance with the terms of the acquisition, on November 30, 1999, the assets of the RMC. 401K Profit Sharing Plan were transferred into the Old Kent Thrift Plan.

In December 1996, Old Kent Financial Corporation acquired Guyot-Hicks-Anderson and Associates, Inc. (GHA). In accordance with the terms of the acquisition, on May 7, 1998, the assets of the GHA 401K/Employees' Stock Ownership Plan were transferred into the Old Kent Thrift Plan.

The participants' accounts for the plans referred to above are subject to the Plan's provisions as summarized in Note 2.

(6)    TAX STATUS

The Plan obtained its latest determination letter dated October 4, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

SCHEDULE I

OLD KENT FINANCIAL CORPORATION
OLD KENT THRIFT PLAN
EIN: 38-1986608
PLAN NUMBER: 002

SCHEDULE 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT END OF YEAR
a	b Identity of Issuer	c Description of Investment	d Number of Units/Shares	e Fair Value

*	Old Kent Bank	Old Kent Balanced Fund	1,155,326 units	$22,436,432

		Old Kent Global Equity Fund	15,792,298 units	57,756,376
		Total Collective Investment Funds		80,192,808
		Kent Money Market Fund	23,694,807 units	23,694,807

		Kent Intermediate Bond Fund	44,039 units	412,645

		Kent Index Equity Fund	191,936 units	5,433,726
		Total Mutual Funds		29,541,178
		Old Kent Financial Corporation Common Stock	3,729,142 shares	131,918,391
		Total Securities of Employer		131,918,391
*	Notes receivable from participants		Interest rates ranging from 6% to 12%	3,804,371
	Total assets held for investment purposes			$245,456,748

*Indicates a party-in-interest.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 28, 2000	OLD KENT THRIFT PLAN By: OLD KENT BANK Its Trustee By: /s/Mark Furlong Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

          23                    Consent of Independent Public Accountants